UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 14d-100)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

OMNICARE, INC.
(Name of Subject Company (Issuer))

OMNICARE, INC. (Issuer)
(Names of Filing Persons (Identifying Status as Offeror, Issuer or Other Person))

3.25% Convertible Senior Debentures due 2035
(Title of Class of Securities)

681904AL2
(CUSIP Number of Class of Securities)

John L. Workman
Executive Vice President and Chief Financial Officer
100 East RiverCenter Boulevard
Covington, Kentucky 41011
(859) 392-3300
(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of Filing Persons)

Copies to:
Morton A. Pierce, Esq.
Michelle B. Rutta, Esq.
1301 Avenue of the Americas
New York, New York 10019
Phone: (212) 259-8000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$498,750,000	$35,561

*
Determined pursuant to Rule 0-11(b)(l) of the Securities Exchange Act of 1934, as amended. Based upon the maximum amount of cash that might be paid for the 3.25% Convertible Senior Debentures due 2035 (the “Debentures”) assuming that $525,000,000 aggregate principal amount of outstanding Debentures are purchased at a price of $950 per $1,000 principal amount.

**	The amount of the filing fee equals $71.30 per $1,000,000 of the value of the transaction.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not Applicable	Filing Party:	Not Applicable
Form or Registration No.:	Not Applicable	Date Filed:	Not Applicable

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

        Check the appropriate boxes below to designate any transactions to which the statement relates:
☐  third-party tender offer subject to Rule 14d-1.
☒  issuer tender offer subject to Rule 13e-4.
☐  going-private transaction subject to Rule 13e-3.
☐  amendment to Schedule 13D under Rule 13d-2.
        Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

INTRODUCTORY STATEMENT

This Tender Offer Statement on Schedule TO (this “Schedule TO”) is being filed with the United States Securities and Exchange Commission (the “SEC”) by Omnicare, Inc., a Delaware corporation (“Omnicare” or the “Company”), in connection with Omnicare’s offer to purchase for cash, on the terms and subject to the conditions set forth in the attached Offer to Purchase, dated November 17, 2010 (the “Offer to Purchase”), and related Letter of Transmittal (the “Letter of Transmittal” and, together with the Offer to Purchase, the “Tender Offer”), on a pro rata basis, up to $525,000,000 aggregate principal amount (the “Maximum Tender Amount”) of Omnicare’s outstanding 3.25% Convertible Senior Debentures due 2035 (the “Debentures”). The Offer to Purchase is attached to this Schedule TO as Exhibit (a)(1)(A). Pursuant to General Instruction F to Schedule TO, information contained in the Offer to Purchase is incorporated by reference in the responses to the items of this Schedule TO.

This Schedule TO and the Offer to Purchase are intended to satisfy the filing and disclosure requirements of Rules 13e-4(c)(2) and 13e-4(d)(1) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Item 1.	Summary Term Sheet.

The information set forth in the Offer to Purchase under the title “Summary of the Offer” is incorporated herein by reference.

Item 2.	Subject Company Information.

(a)           Name and Address. The name of the issuer is Omnicare, Inc., a Delaware corporation. The address of its principal executive offices is 100 East RiverCenter Boulevard, Covington, Kentucky 41011 and its telephone number is (859) 392-3300.

(b)           Securities. The class of securities subject to the Offer to Purchase is the Company’s 3.25% Convertible Senior Debentures due 2035. As of November 16, 2010, there was $977,500,000 aggregate principal amount of Debentures outstanding, which are convertible into shares of the Company’s common stock, $1.00 par value per share.

(c)           Trading Market and Price. The Debentures are not listed on any national securities exchange. There is no established public reporting or trading system for the Debentures, and trading in the Debentures has been limited. The information with respect to the Company’s common stock set forth in the section titled “Trading Market for the Debentures and Common Stock” of the Offer to Purchase is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

(a)           Name and Address. This is an issuer tender offer. Omnicare, Inc. is the filing person. The information set forth in Item 2(a) above is incorporated herein by reference. Pursuant to General Instruction C to Schedule TO, the following persons are the executive officers and/or directors of the Company:

Name	Title
James D. Shelton	Interim President and Chief Executive Officer; Director
John L. Workman	Executive Vice President and Chief Financial Officer
Leo P. Finn III	Executive Vice President – Strategic Planning and Corporate Development
Nitin Sahney	Executive Vice President and President, Specialty Care Group
Jeffrey M. Stamps	Executive Vice President and President, Long Term Care Operations
W. Gary Erwin	Senior Vice President – Professional Services
Beth A. Kinerk	Senior Vice President – Sales and Customer Development
John T. Crotty	Chairman of the Board of Directors
Steven J. Heyer	Director
Andrea R. Lindell	Director
John H. Timoney	Director
Amy Wallman	Director

The business address and telephone number for all of the above directors and executive officers are c/o Omnicare, Inc., 100 East RiverCenter Boulevard, Covington, Kentucky 41011, tel. (859) 392-3300.

Item 4.	Terms of the Transaction.

(a)           Material Terms.

(1)           Tender Offers.

(i)-(iii), (v)-(ix), (xii) The information set forth in the sections titled “Summary of the Offer,” “Purpose of the Offer,” “Sources and Amount of Funds,” “Terms of the Offer,” “Certain Significant Considerations,” “Proration” and “Certain United States Federal Income Tax Consequences” of the Offer to Purchase is incorporated herein by reference.

(iv), (x), (xi) Not applicable.

(2) Mergers or Similar Transactions. Not applicable.

(b)           Purchases. To the best knowledge of the Company, it will not purchase Debentures from any of its officers, directors or affiliates.

Item 5.	Past Contracts, Transactions, Negotiations and Agreements.

(e)	Agreements Involving the Subject Company’s Securities.

The Company has entered into the following agreement in connection with the Debentures:

(1)
Indenture, dated as of December 15, 2005, by and among the Company, Omnicare Purchasing Company, LP, as guarantor and the Trustee (including the Form of Convertible Debenture), is hereby incorporated by reference from Omnicare’s Current Report on Form 8-K filed December 16, 2005.

The Company has entered into the following plans and agreements with respect to its common stock:

(1)
Restated Certificate of Incorporation of Omnicare, Inc., as amended, is hereby incorporated by reference from Omnicare’s Annual Report on Form 10-K for the year ended December 31, 2002, filed with the SEC on March 27, 2003.

(2)	Third Amended and Restated Bylaws of Omnicare, Inc., is hereby incorporated by reference from Omnicare’s Current Report on Form 8-K filed with the SEC on December 23, 2008.
(3)	Annual Incentive Plan for Senior Executive Officers is hereby incorporated by reference from Appendix A of the Definitive Proxy Statement on Schedule 14A filed with the SEC on April 21, 2009.
(4)	1992 Long-Term Stock Incentive Plan is hereby incorporated by reference from Appendix A of the Definitive Proxy Statement on Schedule 14A filed with the SEC on April 10, 2002.
(5)	1995 Premium-Priced Stock Option Plan is hereby incorporated by reference from Appendix A of the Definitive Proxy Statement on Schedule 14A filed with the SEC on April 10, 1995.

(6)	1998 Long-Term Employee Incentive Plan is hereby incorporated by reference from Omnicare’s Annual Report on Form 10-K for the year ended December 31, 1998 filed with the SEC on March 30, 1999.
(7)
Amendment to 1998 Long-Term Employee Incentive Plan, effective November 26, 2002, is hereby incorporated by reference from Omnicare’s Annual Report on Form 10-K for the year ended December 31, 2002 filed with the SEC on March 27, 2003.

(8)	Director Stock Plan for Members of the Compensation and Incentive Committee is hereby incorporated by reference from the Registration Statement on Form S-8 filed with the SEC on December 14, 2001.
(9)	Director Compensation Program Update is hereby incorporated by reference from Omnicare’s Current Report on Form 8-K filed on May 20, 2005.
(10)	Omnicare, Inc. 2004 Stock and Incentive Plan is hereby incorporated by reference from Appendix B of the Company's Definitive Proxy Statement on Schedule 14A filed with the SEC on April 21, 2009.
(11)
Amended and Restated Omnicare, Inc. Excess Benefit Plan is hereby incorporated by reference from Omnicare’s Annual Report on Form 10-K for the year ended December 31, 2008, filed with the SEC on February 26, 2009.

(12)	Form of Stock Option Award Letter is hereby incorporated by reference from Omnicare’s Current Report on Form 8-K filed on December 1, 2004.
(13)
Employment Agreement with John L. Workman, dated as of October 21, 2009 is hereby incorporated by reference from Omnicare’s Annual Report on Form 10-K for the year ended December 31, 2009 filed with the SEC on February 25, 2010.

(14)
Separation Agreement, effective as of July 31, 2010, among Omnicare, Inc. and Joel F. Gemunder is hereby incorporated by reference from Omnicare’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2010, filed with the SEC on October 28, 2010.

(15)
Separation Agreement, effective as of July 31, 2010, among Omnicare, Inc. and Cheryl D. Hodges is hereby incorporated by reference from Omnicare’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2010, filed with the SEC on October 28, 2010.

(16)
Employment Agreement with James D. Shelton, dated September 17, 2010, is hereby incorporated by reference from Omnicare’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2010, filed with the SEC on October 28, 2010.

(17)	Form of Restricted Stock Award Letter (Officers) is hereby incorporated by reference from Omnicare’s Annual Report on Form 10-K for the year December 31, 2009, filed with the SEC on February 25, 2010.
(18)
Form of Restricted Stock Award Letter (Employees Other Than Officers) is hereby incorporated by reference from Omnicare’s Annual Report on Form 10-K for the year ended December 31, 2009, filed with the SEC on February 25, 2010.

(19)
Employment Agreement with Jeffrey M. Stamps, dated as of June 1, 1999, is hereby incorporated by reference from Omnicare’s Annual Report on Form 10-K for the year ended December 31, 2008, filed with the SEC on February 26, 2009.

(20)
Amendment to Employment Agreement with Jeffrey M. Stamps, dated as of December 29, 2008, is hereby incorporated by reference from Omnicare’s Annual Report on Form 10-K for the year ended December 31, 2008, filed with the SEC on February 26, 2009.

(21)
Amendment to Employment Agreement between Jeffrey M. Stamps and Omnicare, Inc., dated April 11, 2009, is hereby incorporated by reference from Omnicare’s Current Report on Form 8-K filed April 16, 2009.

(22)
Separation and Consulting Agreement, dated June 29, 2010, among Omnicare, Inc., Omnicare Management Company, MMD Professional Services, LLC and Patrick E. Keefe, is hereby incorporated by reference from Omnicare’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2010, filed with the SEC on August 5, 2010.

(23)	Summary of Non-Employee Director Compensation is hereby incorporated by reference from Omnicare’s Annual Report on Form 10-K for the year ended December 31, 2004 filed with the SEC on March 16, 2005.
(24)
Letter Agreement, dated February 21, 2008, by and among Omnicare, Inc., ValueAct Capital Master Fund, L.P. and ValueAct Capital Master Fund III, L.P., is hereby incorporated by reference from Omnicare’s Current Report on Form 8-K filed on May 20, 2005.

The Company has entered into the following agreements in connection with other securities of the Company:

(1)
Subordinated Debt Securities Indenture, dated as of June 13, 2003, between Omnicare, Inc. and SunTrust Bank, as Trustee, is hereby incorporated by reference from Omnicare’s Current Report on Form 8-K filed June 16, 2003.

(2)
First Supplemental Indenture, dated as of June 13, 2003, between Omnicare, Inc. and SunTrust Bank, as Trustee, is hereby incorporated by reference from Omnicare’s Current Report on Form 8-K filed June 16, 2003.

(3)
Second Supplemental Indenture, dated as of June 13, 2003, between Omnicare, Inc. and SunTrust Bank, as Trustee, is hereby incorporated by reference from Omnicare’s Current Report on Form 8-K filed June 16, 2003.

(4)
Third Supplemental Indenture, dated as of March 8, 2005, between Omnicare, Inc. & SunTrust Bank, as Trustee, is hereby incorporated by reference from Omnicare’s Current Report on Form 8-K filed March 9, 2005.

(5)
Fourth Supplemental Indenture, dated as of December 15, 2005, by and among the Company, the guarantors named therein and the Trustee (including the Form of 2013 Note), is hereby incorporated by reference from Omnicare’s Current Report on Form 8-K filed December 16, 2005.

(6)
Fifth Supplemental Indenture, dated as of December 15, 2005, by and among the Company, the guarantors named therein and the Trustee (including the Form of 2015 Note), is hereby incorporated by reference from Omnicare’s Current Report on Form 8-K filed December 16, 2005.

(7)
Guarantee Agreement of Omnicare, Inc. relating to the Trust Preferred Income Equity Redeemable Securities of Omnicare Capital Trust I, dated as of June 13, 2003, is hereby incorporated by reference from Omnicare’s Current Report on Form 8-K filed June 16, 2003.

(8)	Amended and Restated Trust Agreement of Omnicare Capital Trust II, dated as of March 8, 2005, is hereby incorporated by reference from Omnicare’s Current Report on Form 8-K filed March 9, 2005.
(9)
Guarantee Agreement of Omnicare, Inc. relating to the Series B 4.00% Trust Preferred Income Equity Redeemable Securities of Omnicare Capital Trust II, dated as of March 8, 2005, is hereby incorporated by reference from Omnicare’s Current Report on Form 8-K filed March 9, 2005.

(10)
Sixth Supplemental Indenture, dated as of May 18, 2010, by and among the Company, the Guarantors named therein and the Trustee (including the form of 7.75% Senior Subordinated Note due 2020), is hereby incorporated by reference from Omnicare’s Current Report on Form 8-K filed May 21, 2010.

(11)
Second Supplement to the Fourth Supplemental Indenture, dated as of May 18, 2010, by and between the Company and the Trustee, is hereby incorporated by reference from Omnicare’s Current Report on Form 8-K filed May 21, 2010.

For a description of the material terms of these plans and agreements, see the Company's Annual Report on Form 10-K for the year ended December 31, 2009, filed with the SEC on February 25, 2010, the Company's Proxy Statement for its Annual Meeting of Stockholders filed with the SEC on April 22, 2010 and the Company's Current Reports on Form 8-K incorporated by reference above.

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a)           Purposes. The section of the Offer to Purchase titled “Purpose of the Offer” is incorporated herein by reference.

(b)           Use of Securities Acquired. The Debentures acquired pursuant to the Offer will be cancelled and will cease to be outstanding.

(c)           Plans.

(1)	None.
(2)	None.
(3)	The sections of the Offer to Purchase titled “Summary of the Offer”, “Source and Amount of Funds”, and “Omnicare – Debt Offering” are hereby incorporated by reference.
(4)
James D. Shelton, a director of the Company, was appointed Interim President and Chief Executive Officer of the Company effective July 31, 2010, upon the retirement of the Company's former President and Chief Executive Officer. The Company has entered into an employment agreement with Mr. Shelton for a term ending on January 31, 2011. The Board of Directors is currently conducting a search for a permanent Chief Executive Officer and anticipates that a permanent Chief Executive Officer will be appointed on or prior to January 31, 2011. The Company anticipates that there may be additional changes to the Board of Directors in connection with the appointment of a permanent Chief Executive Officer.

(5)	None.
(6)	None.
(7)	None.
(8)	None.
(9)	None.
(10)	None.

Item 7.	Source and Amount of Funds or Other Consideration.

(a)           Source of Funds. The section of the Offer to Purchase titled “Sources and Amount of Funds” is incorporated herein by reference.

(b)           Conditions. The sections of the Offer to Purchase titled “Sources and Amount of Funds” and “Terms of the Offer—Conditions to the Offer” are incorporated herein by reference.

(d)           Borrowed Funds.

(1) and (2) The sections of the Offer to Purchase titled “Omnicare – Debt Offering” and “Sources and Amount of Funds” are incorporated herein by reference.

Item 8.	Interest in Securities of the Subject Company.

(a)           Securities Ownership. To the best knowledge of the Company, no Debentures are beneficially owned by any person named in Item 3 above or any associate or majority-owned subsidiaries of such persons.

(b)           Securities Transactions. Neither the Company nor any of its majority-owned subsidiaries have effected any transactions in the Debentures during the 60 days prior to the date of the Offer to Purchase. In addition, to the Company's best knowledge, none of its executive officers, directors, associates or officers or directors of its subsidiaries have effected any transactions in the Debentures during the 60 days prior to the date of the Offer to Purchase.

Item 9.	Persons/Assets, Retained, Employed, Compensated or Used.

(a)           Solicitations or Recommendations. The section of the Offer to Purchase titled “Dealer Manager, Information Agent and Depositary” is incorporated herein by reference. None of the Company or its Board of Directors or employees, the Dealer Manager, the Depositary or the Information Agent is making any representation or recommendation to any holder as to whether or not to tender such holder's Debentures.

Item 10.	Financial Statements.

(a)           Financial Information.

(1)
The audited consolidated financial statements of the Company set forth under Part II, Item 8 of the Company’s Annual Report on Form 10-K filed with the SEC on February 25, 2010 (the "2009 Financial Statements") are incorporated herein by reference.

(2)
The unaudited consolidated financial statements of the Company set forth under Part I, Item 1 of the Company’s Quarterly Report on Form 10-Q filed with the SEC on October 28, 2010 (the "September 30, 2010 Financial Statements") are incorporated herein by reference.

(3)	Ratio of earnings to fixed charges:

	Year Ended		Nine Months Ended
	Dec. 31, 2008	Dec. 31, 2009	Sept. 30, 2009	Sept. 30, 2010
Ratio of earnings to fixed charges (1) (2)	2.2x	2.9x	2.8x	1.0x

(1)
The Company's ratio of earnings to fixed charges has been computed by adding income from continuing operations before income taxes and fixed charges to derive adjusted income, and dividing adjusted income by fixed charges. Fixed charges consist of interest expense on debt (including amortization of debt expense) and one-third (the proportion deemed representative by management of the interest portion) of rent expense.

(2)
Income from continuing operations before income taxes includes certain special items and accounting change impacts (pretax) (which are further discussed in "Management's Discussion and Analysis of Financial Condition and Results of Operations" contained in the Company's Annual Report on Form 10-K filed with the SEC on February 25, 2010 and the Quarterly Report of the Company on Form 10-Q filed with the SEC on October 28, 2010) set forth below:

	Year Ended				Nine Months Ended
	Dec. 31, 2008		Dec. 31, 2009		Sept. 30, 2009		Sept. 30, 2010
Restructuring and other related charges	$35,784	(a)	$29,155	(a)	$19,095	(e)	$16,851	(e)
Settlements, litigation and other related charges	99,267	(b)	77,449	(b)	71,761	(f)	71,598	(f)
Repack matters	6,445	(b)	(1,139	) (b)	5,221	(f)	(1,117	) (f)
Stock option expense	-		5,633	(c)	4,237	(g)	3,509	(g)
Acquisition and other related costs	-		1,399	(d)	2,218	(h)	3,978	(h)
Separation costs	-		-		-		39,573	(i)
Benefit plan termination and related costs	-		-		-		25,187	(j)
Goodwill impairment charge	-		-		-		90,628	(k)
Gain on rabbi trust assets	-		-		-		(3,164	) (j)
Debt redemption costs	-		-		-		10,167	(l)

(a) See the "Restructuring and Other Related Charges" note to the 2009 Financial Statements.
(b) See the "Commitments and Contingencies" note to the 2009 Financial Statements.
(c) See the "Stock-Based Compensation" note to the 2009 Financial Statements.
(d) See the "Acquisitions" note to the 2009 Financial Statements.
(e) See the "Restructuring and Other Related Charges" note to the September 30, 2010 Financial Statements.
(f) See the "Commitments and Contingencies" note to the September 30, 2010 Financial Statements.
(g) See the "Stock-Based Compensation" note to the September 30, 2010 Financial Statements.
(h) See the "Acquisitions" note to the September 30, 2010 Financial Statements.
(i) See the "Separation Costs" note to the September 30, 2010 Financial Statements.
(j) See the "Employee Benefit Plans" note to the September 30, 2010 Financial Statements.
(k) See the "Goodwill and Other Intangible Assets" note to the September 30, 2010 Financial Statements.
(l) See the "Debt" note to the September 30, 2010 Financial Statements.

(4)           The book value per share of the Company’s common stock as of September 30, 2010 was $32.65.

(b)           Pro Forma Information. Not applicable.

Item 11.	Additional Information.

(a)           Agreements, Regulatory Requirements and Legal Proceedings.

(1)	None.
(2)	The Company is required to comply with federal and state securities laws and tender offer rules.
(3)	None.
(4)	None.
(5)	None.

(b)	Other Material Information: The information contained in the Offer to Purchase is hereby incorporated by reference.

Item 12.	Exhibits.

Exhibit Number	Description of Document
(a)(1)(A)*	Offer to Purchase, dated November 17, 2010.
(a)(1)(B)*	Form of Letter of Transmittal, including IRS Form W-9.
(a)(5)*	Press Release Regarding Offer, dated November 17, 2010.
(b)	None.
(d)(1)
Indenture, dated as of December 15, 2005, by and among the Company, Omnicare Purchasing Company, LP, as guarantor and the Trustee (including the Form of Convertible Debenture), is hereby incorporated by reference from Omnicare’s Current Report on Form 8-K filed December 16, 2005.

(d)(2)
Restated Certificate of Incorporation of Omnicare, Inc., as amended, is hereby incorporated by reference from Omnicare’s Annual Report on Form 10-K for the year ended December 31, 2002, filed with the SEC on March 27, 2003.

(d)(3)	Third Amended and Restated Bylaws of Omnicare, Inc., is hereby incorporated by reference from Omnicare’s Current Report on Form 8-K filed with the SEC on December 23, 2008.
(d)(4)	Annual Incentive Plan for Senior Executive Officers is hereby incorporated by reference from Appendix A of the Definitive Proxy Statement on Schedule 14A filed with the SEC on April 21, 2009.
(d)(5)	1992 Long-Term Stock Incentive Plan is hereby incorporated by reference from Appendix A of the Definitive Proxy Statement on Schedule 14A filed with the SEC on April 10, 2002.
(d)(6)	1995 Premium-Priced Stock Option Plan is hereby incorporated by reference from Appendix A of the Definitive Proxy Statement on Schedule 14A filed with the SEC on April 10, 1995.
(d)(7)	1998 Long-Term Employee Incentive Plan is hereby incorporated by reference from Omnicare’s Annual Report on Form 10-K for the year ended December 31, 1998 filed with the SEC on March 30, 1999.
(d)(8)
Amendment to 1998 Long-Term Employee Incentive Plan, effective November 26, 2002, is hereby incorporated by reference from Omnicare’s Annual Report on Form 10-K for the year ended December 31, 2002 filed with the SEC on March 27, 2003.

(d)(9)	Director Stock Plan for Members of the Compensation and Incentive Committee is hereby incorporated by reference from the Registration Statement on Form S-8 filed with the SEC on December 14, 2001.
(d)(10)	Director Compensation Program Update is hereby incorporated by reference from Omnicare’s Current Report on Form 8-K filed on May 20, 2005.
(d)(11)	Omnicare, Inc. 2004 Stock and Incentive Plan is hereby incorporated by reference from Appendix B of the Company's Definitive Proxy Statement on Schedule 14A filed with the SEC on April 21, 2009.
(d)(12)
Amended and Restated Omnicare, Inc. Excess Benefit Plan is hereby incorporated by reference from Omnicare’s Annual Report on Form 10-K for the year ended December 31, 2008, filed with the SEC on February 26, 2009.

(d)(13)	Form of Stock Option Award Letter is hereby incorporated by reference from Omnicare’s Current Report on Form 8-K filed on December 1, 2004.
(d)(14)
Employment Agreement with John L. Workman, dated as of October 21, 2009 is hereby incorporated by reference from Omnicare’s Annual Report on Form 10-K for the year ended December 31, 2009 filed with the SEC on February 25, 2010.

(d)(15)
Separation Agreement, effective as of July 31, 2010, among Omnicare, Inc. and Joel F. Gemunder is hereby incorporated by reference from Omnicare’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2010, filed with the SEC on October 28, 2010.

(d)(16)
Separation Agreement, effective as of July 31, 2010, among Omnicare, Inc. and Cheryl D. Hodges is hereby incorporated by reference from Omnicare’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2010, filed with the SEC on October 28, 2010.

(d)(17)
Employment Agreement with James D. Shelton, dated September 17, 2010, is hereby incorporated by reference from Omnicare’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2010, filed with the SEC on October 28, 2010.

(d)(18)	Form of Restricted Stock Award Letter (Officers) is hereby incorporated by reference from Omnicare’s Annual Report on Form 10-K for the year December 31, 2009, filed with the SEC on February 25, 2010.

(d)(19)
Form of Restricted Stock Award Letter (Employees Other Than Officers) is hereby incorporated by reference from Omnicare’s Annual Report on Form 10-K for the year ended December 31, 2009, filed with the SEC on February 25, 2010.

(d)(20)
Employment Agreement with Jeffrey M. Stamps, dated as of June 1, 1999, is hereby incorporated by reference from Omnicare’s Annual Report on Form 10-K for the year ended December 31, 2008, filed with the SEC on February 26, 2009.

(d)(21)
Amendment to Employment Agreement with  Jeffrey M. Stamps, dated as of December 29, 2008, is hereby incorporated by reference from Omnicare’s Annual Report on Form 10-K for the year ended December 31, 2008, filed with the SEC on February 26, 2009.

(d)(22)
Amendment to Employment Agreement between Jeffrey M. Stamps and Omnicare, Inc., dated April 11, 2009, is hereby incorporated by reference from Omnicare’s Current Report on Form 8-K filed April 16, 2009.

(d)(23)
Separation and Consulting Agreement, dated June 29, 2010, among Omnicare, Inc., Omnicare Management Company, MMD Professional Services, LLC and Patrick E. Keefe, is hereby incorporated by reference from Omnicare’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2010, filed with the SEC on August 5, 2010.

(d)(24)	Summary of Non-Employee Director Compensation is hereby incorporated by reference from Omnicare’s Annual Report on Form 10-K for the year ended December 31, 2004 filed with the SEC on March 16, 2005.
(d)(25)
Letter Agreement, dated February 21, 2008, by and among Omnicare, Inc., ValueAct Capital Master Fund, L.P. and ValueAct Capital Master Fund III, L.P., is hereby incorporated by reference from Omnicare’s Current Report on Form 8-K filed on May 20, 2005.

(d)(26)
Subordinated Debt Securities Indenture, dated as of June 13, 2003, between Omnicare, Inc. and SunTrust Bank, as Trustee, is hereby incorporated by reference from Omnicare’s Current Report on Form 8-K filed June 16, 2003.

(d)(27)
First Supplemental Indenture, dated as of June 13, 2003, between Omnicare, Inc. and SunTrust Bank, as Trustee, is hereby incorporated by reference from Omnicare’s Current Report on Form 8-K filed June 16, 2003.

(d)(28)
Second Supplemental Indenture, dated as of June 13, 2003, between Omnicare, Inc. and SunTrust Bank, as Trustee, is hereby incorporated by reference from Omnicare’s Current Report on Form 8-K filed June 16, 2003.

(d)(29)
Third Supplemental Indenture, dated as of March 8, 2005, between Omnicare, Inc. & SunTrust Bank, as Trustee, is hereby incorporated by reference from Omnicare’s Current Report on Form 8-K filed March 9, 2005.

(d)(30)
Fourth Supplemental Indenture, dated as of December 15, 2005, by and among the Company, the guarantors named therein and the Trustee (including the Form of 2013 Note), is hereby incorporated by reference from Omnicare’s Current Report on Form 8-K filed December 16, 2005.

(d)(31)
Fifth Supplemental Indenture, dated as of December 15, 2005, by and among the Company, the guarantors named therein and the Trustee (including the Form of 2015 Note), is hereby incorporated by reference from Omnicare’s Current Report on Form 8-K filed December 16, 2005.

(d)(32)
Guarantee Agreement of Omnicare, Inc. relating to the Trust Preferred Income Equity Redeemable Securities of Omnicare Capital Trust I, dated as of June 13, 2003, is hereby incorporated by reference from Omnicare’s Current Report on Form 8-K filed June 16, 2003.

(d)(33)	Amended and Restated Trust Agreement of Omnicare Capital Trust II, dated as of March 8, 2005, is hereby incorporated by reference from Omnicare’s Current Report on Form 8-K filed March 9, 2005.
(d)(34)
Guarantee Agreement of Omnicare, Inc. relating to the Series B 4.00% Trust Preferred Income Equity Redeemable Securities of Omnicare Capital Trust II, dated as of March 8, 2005, is hereby incorporated by reference from Omnicare’s Current Report on Form 8-K filed March 9, 2005.

(d)(35)
Sixth Supplemental Indenture, dated as of May 18, 2010, by and among the Company, the Guarantors named therein and the Trustee (including the form of 7.75% Senior Subordinated Note due 2020), is hereby incorporated by reference from Omnicare’s Current Report on Form 8-K filed May 21, 2010.

(d)(36)
Second Supplement to the Fourth Supplemental Indenture, dated as of May 18, 2010, by and between the Company and the Trustee, is hereby incorporated by reference from Omnicare’s Current Report on Form 8-K filed May 21, 2010.

(g)	None.
(h)	None.
__________
*	Filed herewith.

Item 13.	Information Required by Schedule 13E-3.
Not applicable.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 17, 2010                                                                Omnicare, Inc.

By: /s/ John L. Workman
John L. Workman
Executive Vice President and Chief Financial Officer

INDEX TO EXHIBITS

Exhibit Number	Description of Document
(a)(1)(A)*	Offer to Purchase, dated November 17, 2010.
(a)(1)(B)*	Form of Letter of Transmittal, including IRS Form W-9.
(a)(5)*	Press Release Regarding Offer, dated November 17, 2010.
(b)	None.
(d)(1)
Indenture, dated as of December 15, 2005, by and among the Company, Omnicare Purchasing Company, LP, as guarantor and the Trustee (including the Form of Convertible Debenture), is hereby incorporated by reference from Omnicare’s Current Report on Form 8-K filed December 16, 2005.

(d)(2)
Restated Certificate of Incorporation of Omnicare, Inc., as amended, is hereby incorporated by reference from Omnicare’s Annual Report on Form 10-K for the year ended December 31, 2002, filed with the SEC on March 27, 2003.

(d)(3)	Third Amended and Restated Bylaws of Omnicare, Inc., is hereby incorporated by reference from Omnicare’s Current Report on Form 8-K filed with the SEC on December 23, 2008.
(d)(4)	Annual Incentive Plan for Senior Executive Officers is hereby incorporated by reference from Appendix A of the Definitive Proxy Statement on Schedule 14A filed with the SEC on April 21, 2009.
(d)(5)	1992 Long-Term Stock Incentive Plan is hereby incorporated by reference from Appendix A of the Definitive Proxy Statement on Schedule 14A filed with the SEC on April 10, 2002.
(d)(6)	1995 Premium-Priced Stock Option Plan is hereby incorporated by reference from Appendix A of the Definitive Proxy Statement on Schedule 14A filed with the SEC on April 10, 1995.
(d)(7)	1998 Long-Term Employee Incentive Plan is hereby incorporated by reference from Omnicare’s Annual Report on Form 10-K for the year ended December 31, 1998 filed with the SEC on March 30, 1999.
(d)(8)
Amendment to 1998 Long-Term Employee Incentive Plan, effective November 26, 2002, is hereby incorporated by reference from Omnicare’s Annual Report on Form 10-K for the year ended December 31, 2002 filed with the SEC on March 27, 2003.

(d)(9)	Director Stock Plan for Members of the Compensation and Incentive Committee is hereby incorporated by reference from the Registration Statement on Form S-8 filed with the SEC on December 14, 2001.
(d)(10)	Director Compensation Program Update is hereby incorporated by reference from Omnicare’s Current Report on Form 8-K filed on May 20, 2005.
(d)(11)	Omnicare, Inc. 2004 Stock and Incentive Plan is hereby incorporated by reference from Appendix B of the Company's Definitive Proxy Statement on Schedule 14A filed with the SEC on April 21, 2009.
(d)(12)
Amended and Restated Omnicare, Inc. Excess Benefit Plan is hereby incorporated by reference from Omnicare’s Annual Report on Form 10-K for the year ended December 31, 2008, filed with the SEC on February 26, 2009.

(d)(13)	Form of Stock Option Award Letter is hereby incorporated by reference from Omnicare’s Current Report on Form 8-K filed on December 1, 2004.

(d)(14)
Employment Agreement with John L. Workman, dated as of October 21, 2009 is hereby incorporated by reference from Omnicare’s Annual Report on Form 10-K for the year ended December 31, 2009 filed with the SEC on February 25, 2010.

(d)(15)
Separation Agreement, effective as of July 31, 2010, among Omnicare, Inc. and Joel F. Gemunder is hereby incorporated by reference from Omnicare’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2010, filed with the SEC on October 28, 2010.

(d)(16)
Separation Agreement, effective as of July 31, 2010, among Omnicare, Inc. and Cheryl D. Hodges is hereby incorporated by reference from Omnicare’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2010, filed with the SEC on October 28, 2010.

(d)(17)
Employment Agreement with James D. Shelton, dated September 17, 2010, is hereby incorporated by reference from Omnicare’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2010, filed with the SEC on October 28, 2010.

(d)(18)	Form of Restricted Stock Award Letter (Officers) is hereby incorporated by reference from Omnicare’s Annual Report on Form 10-K for the year December 31, 2009, filed with the SEC on February 25, 2010.
(d)(19)
Form of Restricted Stock Award Letter (Employees Other Than Officers) is hereby incorporated by reference from Omnicare’s Annual Report on Form 10-K for the year ended December 31, 2009, filed with the SEC on February 25, 2010.

(d)(20)
Employment Agreement with Jeffrey M. Stamps, dated as of June 1, 1999, is hereby incorporated by reference from Omnicare’s Annual Report on Form 10-K for the year ended December 31, 2008, filed with the SEC on February 26, 2009.

(d)(21)
Amendment to Employment Agreement with  Jeffrey M. Stamps, dated as of December 29, 2008, is hereby incorporated by reference from Omnicare’s Annual Report on Form 10-K for the year ended December 31, 2008, filed with the SEC on February 26, 2009.

(d)(22)
Amendment to Employment Agreement between Jeffrey M. Stamps and Omnicare, Inc., dated April 11, 2009, is hereby incorporated by reference from Omnicare’s Current Report on Form 8-K filed April 16, 2009.

(d)(23)
Separation and Consulting Agreement, dated June 29, 2010, among Omnicare, Inc., Omnicare Management Company, MMD Professional Services, LLC and Patrick E. Keefe, is hereby incorporated by reference from Omnicare’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2010, filed with the SEC on August 5, 2010.

(d)(24)	Summary of Non-Employee Director Compensation is hereby incorporated by reference from Omnicare’s Annual Report on Form 10-K for the year ended December 31, 2004 filed with the SEC on March 16, 2005.
(d)(25)
Letter Agreement, dated February 21, 2008, by and among Omnicare, Inc., ValueAct Capital Master Fund, L.P. and ValueAct Capital Master Fund III, L.P., is hereby incorporated by reference from Omnicare’s Current Report on Form 8-K filed on May 20, 2005.

(d)(26)
Subordinated Debt Securities Indenture, dated as of June 13, 2003, between Omnicare, Inc. and SunTrust Bank, as Trustee, is hereby incorporated by reference from Omnicare’s Current Report on Form 8-K filed June 16, 2003.

(d)(27)
First Supplemental Indenture, dated as of June 13, 2003, between Omnicare, Inc. and SunTrust Bank, as Trustee, is hereby incorporated by reference from Omnicare’s Current Report on Form 8-K filed June 16, 2003.

(d)(28)
Second Supplemental Indenture, dated as of June 13, 2003, between Omnicare, Inc. and SunTrust Bank, as Trustee, is hereby incorporated by reference from Omnicare’s Current Report on Form 8-K filed June 16, 2003.

(d)(29)
Third Supplemental Indenture, dated as of March 8, 2005, between Omnicare, Inc. & SunTrust Bank, as Trustee, is hereby incorporated by reference from Omnicare’s Current Report on Form 8-K filed March 9, 2005.

(d)(30)
Fourth Supplemental Indenture, dated as of December 15, 2005, by and among the Company, the guarantors named therein and the Trustee (including the Form of 2013 Note), is hereby incorporated by reference from Omnicare’s Current Report on Form 8-K filed December 16, 2005.

(d)(31)
Fifth Supplemental Indenture, dated as of December 15, 2005, by and among the Company, the guarantors named therein and the Trustee (including the Form of 2015 Note), is hereby incorporated by reference from Omnicare’s Current Report on Form 8-K filed December 16, 2005.

(d)(32)
Guarantee Agreement of Omnicare, Inc. relating to the Trust Preferred Income Equity Redeemable Securities of Omnicare Capital Trust I, dated as of June 13, 2003, is hereby incorporated by reference from Omnicare’s Current Report on Form 8-K filed June 16, 2003.

(d)(33)	Amended and Restated Trust Agreement of Omnicare Capital Trust II, dated as of March 8, 2005, is hereby incorporated by reference from Omnicare’s Current Report on Form 8-K filed March 9, 2005.
(d)(34)
Guarantee Agreement of Omnicare, Inc. relating to the Series B 4.00% Trust Preferred Income Equity Redeemable Securities of Omnicare Capital Trust II, dated as of March 8, 2005, is hereby incorporated by reference from Omnicare’s Current Report on Form 8-K filed March 9, 2005.

(d)(35)
Sixth Supplemental Indenture, dated as of May 18, 2010, by and among the Company, the Guarantors named therein and the Trustee (including the form of 7.75% Senior Subordinated Note due 2020), is hereby incorporated by reference from Omnicare’s Current Report on Form 8-K filed May 21, 2010.

(d)(36)
Second Supplement to the Fourth Supplemental Indenture, dated as of May 18, 2010, by and between the Company and the Trustee, is hereby incorporated by reference from Omnicare’s Current Report on Form 8-K filed May 21, 2010.

(g)	None.
(h)	None.

__________
*	Filed herewith.